Exhibit 99.1

Constellium completes the sale of its Landau, Crailsheim and Burg facilities

Paris, October 04, 2023 – Constellium (NYSE: CSTM) announced today the completion of the sale of three of its soft alloy extrusion facilities located in Landau, Crailsheim and Burg in Germany to Vaessen Aluminium, for a total cash consideration of €48.8 million.

This announcement follows the completion of the regulatory approval process.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €8.1 billion of revenue in 2022. www.constellium.com